UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2016

REGENCY CENTERS CORPORATION

(Exact name of registrant as specified in its charter)

Florida	001-12298	59-319743
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Independent Drive, Suite 114 Jacksonville, Florida		33202
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (904) 598-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into a Material Definitive Agreement

Merger Agreement

On November 14, 2016, Regency Centers Corporation (“Regency,” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Equity One, Inc. (“Equity One”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Equity One will merge with and into the Company, with Raven being the surviving corporation (the “Merger”).

On the terms and subject to the conditions set forth in the Merger Agreement, which has been unanimously approved by the boards of directors of the Company and the Equity One, at the effective time of the Merger (the “Effective Time”), each share of the common stock, par value $0.01 per share, of Equity One (the “Equity One Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Equity One owned directly by Equity One or the Company and in each case not held on behalf of third parties) will be converted into the right to receive 0.45 (the “Exchange Ratio”) of a newly issued share of the common stock of the Company (the “Merger Consideration”).

In the Merger Agreement, the Company has agreed to take such actions as are necessary to increase the size of the board of directors of the Company (the “Company Board of Directors”) to 12 directors and cause three directors of Equity One to become members of the Company Board of Directors immediately after the Effective Time. One of these three directors will be Chaim Katzman, the current Chairman of Equity One and Gazit-Globe, Ltd. Mr. Katzman will serve as Regency’s non-executive Vice Chairman upon consummation of the Merger.

In addition, at the Effective Time, (i) each outstanding Equity One restricted stock award will generally convert into unvested restricted stock awards relating to shares of common stock of the Company, with appropriate adjustments to reflect the consummation of the Merger, except that Equity One restricted stock awards held by David Lukes, Matthew Ostrower, Michael Makinen, Aaron Kitlowski and the non-employee directors of Equity One will vest in full at the Effective Time, (ii) each outstanding Equity One stock option will vest and be converted into a right to receive an amount in cash equal to the excess of the value of a share of common stock of the Company on the last complete trading day prior to the date on which the Effective Time occurs over the applicable option exercise price, and (iii) each outstanding long term incentive plan award relating to shares of Equity One common stock will vest (based on the achievement of any applicable performance goals and without proration).

The consummation of the Merger is subject to certain closing conditions, including (i) the approval of the Company’s and Equity One’s respective stockholders, (ii) the shares of Company Common Stock to be issued in the Merger will have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, (iii) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, (iv) the receipt of certain tax opinions by the Company and Equity One, and (v) other customary conditions specified in the Merger Agreement.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of the Company and Equity One will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions.

The Merger Agreement provides for certain termination rights for both Regency and Equity One, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by June 30, 2017.

Upon termination of the Merger Agreement under certain specified circumstances, Equity One may be required to pay Regency a termination fee of $150,000,000 and Regency may be required to pay Equity One a termination fee of $240,000,000. In addition, if the Merger Agreement is terminated because of a failure by Equity One’s stockholders to approve the Merger, Equity One will be required to reimburse Regency for transaction expenses up to $45,000,000. If the Merger Agreement is terminated because of a failure by Regency’s stockholders to approve the Merger, Regency will be required to reimburse Equity One for transaction expenses up to $45,000,000.

Regency and Equity One each made certain customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Regency and Equity One to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Regency or Equity One or to modify or supplement any factual disclosures about Regency in its public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). The Merger Agreement includes representations, warranties and covenants of Regency and Equity One made solely for the purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by Regency and Equity One in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Regency’s SEC filings or may have been used for purposes of allocating risk among Regency and Equity One rather than establishing matters as facts.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

Voting Agreement

On November 14, 2016, in connection with the execution of the Merger Agreement, the Company entered into a voting agreement (the “Voting Agreement”) with Gazit-Globe, Ltd. and certain of its affiliated entities (collectively, the “Gazit Shareholders”), which collectively beneficially own approximately 34% of the outstanding Equity One Common Stock. The Voting Agreement provides, subject to the terms and conditions thereof, for the Gazit Shareholders’ agreement to vote their shares of Equity One Common Stock in favor of the transactions contemplated by the Merger Agreement.

The foregoing description of the Voting Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Voting Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and the terms of which are incorporated by reference herein.

Governance Agreement

On November 14, 2016, in connection with the execution of the Merger Agreement, the Company entered into a post-closing governance agreement (the “Governance Agreement”) with the Gazit Shareholders. In connection with the closing of the Merger, the Company Board will appoint Mr. Katzman as a director, non-executive Vice Chairman and member of the Investment Committee of the Company Board, and the Company is required under the Governance Agreement to nominate Mr. Katzman to the Company Board and solicit votes for his election for so long as the Gazit Stockholders and their affiliates beneficially own more than 7% of the Company Common Stock outstanding as of immediately after the Effective Time. The Governance Agreement also provides that in the event of Mr. Katzman’s death, disability, resignation or removal, or failure of Mr. Katzman to be re-elected, the Gazit Shareholders will have the right to designate a different person to be appointed the Company Board, which person must be reasonably acceptable to the Company Board.

The Gazit Stockholders will be subject to customary standstill restrictions until the later to occur of (i) two years after the Effective Time, (ii) six months after the date the Gazit Stockholders beneficially own less than 7% of the number of shares of Company Common Stock outstanding as of immediately following the Effective Time, and (iii) six months after the date that no director designated by the Gazit Stockholders is serving on the Company Board (the period of time between the Effective Time and such date, the “Standstill Period”).

During the Standstill Period, the Gazit Stockholders are required to vote all shares of Company Common Stock beneficially owned in favor of all director nominees recommended by the Company Board and against any proposals to remove any of the Company’s directors.

The foregoing description of the Governance Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Governance Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2 and the terms of which are incorporated by reference herein.

Item 8.01.     Other Events.

On November 14, 2016, in connection with its entry into the Merger Agreement, the Company entered into a commitment letter with JPMorgan Chase Bank, N.A. (“JPMorgan”), pursuant to which JPMorgan committed to provide, subject to customary closing conditions, $750,000,000 of senior unsecured bridge loans, the proceeds of which could be used to refinance certain existing indebtedness of the Company and Equity One and to pay fees and expenses in connection with the acquisition and related transactions.

On November 14, 2016, the Company and Equity One issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additionally, on November 14, 2016, the Company provided supplemental information regarding the proposed Merger in connection with a presentation to investors and a memorandum circulated to its employees. A copy each of the investor presentation and employee memorandum is attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Information

The information presented herein may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Regency’s and Equity One’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

In addition to factors previously disclosed in Regency’s and Equity One’s reports filed with the Securities and Exchange Commission and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the definitive merger agreement between Regency and Equity One; the outcome of any legal proceedings that may be instituted against Regency or Equity One; the failure to obtain necessary shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of changes in the economy and competitive factors in the areas where Regency and Equity One do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Regency’s ability to complete the acquisition and integration of Equity One successfully or fully realize cost savings and other benefits and other consequences associated with mergers, acquisitions and divestitures; changes in asset quality and credit risk; the potential liability for a failure to meet regulatory requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Regency or Equity One; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with tenants, employees, customers and competitors; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; and changes in local, national and international financial market, insurance rates and interest rates. Regency and Equity One do not intend, and undertake no obligation, to update any forward-looking statement.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of Regency’s and Equity One’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Regency with the SEC may be obtained free of charge at Regency’s website at www.regencycenters.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Regency by requesting them in writing to One Independent Drive, Suite 114, Jacksonville, FL 32202, or by telephone at (904) 598-7000.

The documents filed by Equity One with the SEC may be obtained free of charge at Equity One’s website at www.equityone.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Equity One by requesting them in writing to 410 Park Avenue, Suite 1220, New York, NY 10022, or by telephone at (212) 796-1760.

In connection with the proposed transaction, Regency intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Equity One and Regency and a prospectus of Regency, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Equity One and Regency are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Regency or Equity One as described in the paragraphs above.

Participants in the Solicitation

Regency, Equity One, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Regency and Equity One shareholders in connection with the proposed transaction. Information about the directors and executive officers of Regency and their ownership of Regency common stock is set forth in the definitive proxy statement for Regency’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 14, 2016. Information about the directors and executive officers of Equity One and their ownership of Equity One common stock is set forth in the definitive proxy statement for Equity One’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 1, 2016. Regency and Equity One shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 14, 2016, by and between Regency and Equity One*

10.1	Voting Agreement, dated as of November 14, 2016, by and among Regency and the Gazelle Stockholders

10.2	Governance Agreement, dated as of November 14, 2016, by and among Regency and the Gazelle Stockholders

99.1	Press Release, issued November 14, 2016

99.2	Investor Presentation, dated November 14, 2016

99.3	Employee Memo, dated November 14, 2016

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to supplementally furnish to the Securities and Exchange Commission upon request any omitted schedule or exhibit to the Merger Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENCY CENTERS CORPORATION

/s/ Martin E. Stein, Jr.
Name:	Martin E. Stein, Jr.
Title:	Chairman of the Board and Chief Executive Officer

Dated: November 15, 2016

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 14, 2016, by and between Regency and Equity One*

10.1	Voting Agreement, dated as of November 14, 2016, by and among Regency and the Gazelle Stockholders

10.2	Governance Agreement, dated as of November 14, 2016, by and among Regency and the Gazelle Stockholders

99.1	Press Release, issued November 14, 2016

99.2	Investor Presentation, dated November 14, 2016

99.3	Employee Memo, dated November 14, 2016

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to supplementally furnish to the Securities and Exchange Commission upon request any omitted schedule or exhibit to the Merger Agreement.